                                                                    Exhibit 12
                                                                    ----------

                           GEOTEK COMMUNICATIONS, INC.
              COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Thousands)
                                   (Unaudited)


                                    For the Year Ended December 31,
                                    -------------------------------

                                1995      1994     1993     1992      1991
Earnings (Loss) Before
  Income Taxes ..............(89,949)  (41,574)   (51,896)   (2,381)    (941)
Add Fixed Charges............ 23,313     7,300      3,529     2,126    3,103
Less Preferred Dividends..... (4,132)   (2,066)      (246)     (777)  (1,155)
                             -------   -------    -------    ------   ------
  Total Earnings.............(65,768)  (36,340)   (48,613)   (1,032)  (1,007)
                             ========  ========   =======    ======   ======

Fixed Charges

Total Interest Expenses
  Interest................... 16,714     3,101      2,591     1,099    1,712
Interest Portion of
  Rental Expenses............  2,467     2,133        692       250      236
Preferred Dividends..........  4,132     2,066        246       777    1,155
                              ------     -----      -----     -----    -----
  Total Fixed Charges........ 23,313     7,300      3,529     2,126    3,103
                              ======     =====      =====     =====    =====
Ratio of Earnings to
  Fixed Charges..............    *         *          *         *        .32

* There was an earnings deficiency of $89,081, $43,640, $52,142 and $3,154 for the years ended 1995, 1994, 1993 and 1992, respectively.